Via EDGAR

Smith Micro Software, Inc.

51 Columbia

Aliso Viejo, CA  92656

February12, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Smith Micro Software, Inc.

Withdrawal of Registration Statement on Form S-3 and Amendment No. 1

thereto on Form S-1/A (File No. 333-221196)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Smith Micro Software, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-3 (File No. 333-221196) originally filed with the Commission on October 27, 2017, together with all exhibits and amendments thereto, including Amendment No. 1 on Form S-1/A filed with the Commission on December 29, 2017 (collectively, the “Registration Statement”). The Registrant seeks withdrawal of the Registration Statement due to its inability to utilize the Registration Statement.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Smith Micro Software, Inc., 51 Columbia, Aliso Viejo, CA 92656, with a copy to the Registrant’s counsel, Buchanan Ingersoll & Rooney PC, Attn: Jennifer Minter and Brian Novosel, 301 Grant Street, 20th Floor, Pittsburgh, PA 15219.

If you have any questions with respect to this matter, please contact Jennifer Minter of Buchanan Ingersoll & Rooney PC at (412) 562-8444.

Sincerely,

Smith Micro Software, Inc.

/s/ Timothy C. Huffmyer

Timothy C. Huffmyer

Chief Financial Officer